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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   001-04996

Alltel Corporation

(Exact name of registrant as specified in its charter)

One Allied Drive

Little Rock, Arkansas 72202

(501) 905-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $1 per share

$2.06 No Par Cumulative Convertible Preferred Stock, Series C

$2.25 No Par Cumulative Convertible Preferred Stock, Series D

(Title of each class of securities covered by this Form)

Alltel Corporation 7.00% Senior Unsecured Notes due June 2012

Alltel Corporation 6.50% Notes due November 1, 2013

Alltel Corporation 7.00% Notes due March 15, 2016

Alltel Corporation 6.80% Notes due May 1, 2029

Alltel Corporation 7.875% Notes due July 1, 2032

Western Wireless LLC 4.625% Convertible Subordinated Notes due 2023

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             0

Pursuant to the requirements of the Securities Exchange Act of 1934, Alltel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 29, 2007	By:	/s/ Scott T. Ford
		Name:	Scott T. Ford
		Title:	President and Chief Executive Officer